UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 11, 2015: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2015 and Sets Record Date for its Shareholders Rights Offering

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2015 and Sets Record Date for its Shareholders Rights Offering

Maroussi, Athens, Greece – August 11, 2015 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and six month period ended June 30, 2015 as well as certain fleet updates.

Second Quarter 2015 Highlights:

•

Total net revenues of $9.4 million. Net loss of $3.3 million; net loss attributable to common shareholders (after a $0.4 million of dividend on Series B Preferred Shares) of $3.7 million or $0.642 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $0.652 per share basic and diluted.

•

Adjusted EBITDA1 was $(0.1) million.

•

An average of 15.0 vessels were owned and operated during the second quarter of 2015 earning an average time charter equivalent rate of $7,127 per day.

•

The Company declared its sixth dividend of $0.4 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

First Half 2015 Highlights:

•

Total net revenues of $17.6 million. Net loss of $8.7 million; net loss attributable to common shareholders (after a $0.8 million of dividend on Series B Preferred Shares) of $9.5 million or $1.642 loss per share basic and diluted.  Adjusted net loss per share attributable to common shareholders1 for the period was $1.622.

•

Adjusted EBITDA1 was $(1.9) million.

•

An average of 15.0 vessels were owned and operated during the first half of 2015 earning an average time charter equivalent rate of $6,823 per day.

Shareholders’ Rights Offering

The Company’s board of directors has determined that the record date for the previously announced rights offering will be August 14, 2015.  Subject to receiving timely approval of the registration statement that the Company has filed with the SEC in connection with the rights offering, the Company expects to begin the rights offering and mail the pertinent information to its shareholders on August 24, 2015.  The rights offering will be made pursuant to a prospectus, which will contain all of the terms of the offering as well as instructions on the exercise process.

__________________________

1 Adjusted EBITDA, Adjusted net loss, Adjusted net loss attributable to common shareholders and Adjusted loss per share attributable to common shareholders are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

2 On July 23, 2015, the Company completed a 1-for-10 reverse stock split, effective at the close of trading on July 22, 2015. As a result all the per-share computations for the current and previous period presented herein are all based on the new number of shares after the reverse stock split.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We were pleased to see a recovery of the containership market during the second quarter of this year, which allowed us to re-charter several of our containerships at levels that generate positive cash flows. Furthermore, late in the quarter and during the month of July, drybulk rates also improved. While the near term supply/demand balance is challenging, especially, for the drybulk market, these rate increases took place at periods with traditionally seasonally low rates and may be an indication of a better overall rate environment. We have adjusted our chartering strategy to take advantage of charter opportunities and charter a couple of our vessels for one year periods. At the same time we are pursuing our strategy to expand and renew our drybulk fleet by taking delivery of our four bulkers currently under construction. We have decided to proceed with a shareholders’ rights offering to raise between $10-20m to ensure that we have access to sufficient equity and debt to finance the remaining portion of our newbuilding program, even under a poor market scenario. As always maintaining a strong balance sheet even at adverse periods remains our priority and the rights offering which provides our existing shareholders including our family the opportunity to participate in setting the foundations for the company’s further growth was deemed as the best way to reward shareholder loyalty.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2015 reflect the still low but improved levels of the containership and drybulk markets compared to the same quarter of 2014.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,145 per vessel per day during the second quarter of 2015 as compared to $6,449 per vessel per day for the same quarter of last year, and $6,342 per vessel per day for the first half of 2015 as compared to $6,398 per vessel per day for the same period of 2014, reflecting a 4.7% and 0.9% decline, respectively. As always, we want to emphasize that cost control remains a key component of our strategy.

“As of June 30, 2015, our outstanding debt was $49.8 million versus restricted and unrestricted cash of about $21.2 million. As of the same date, our scheduled debt repayments over the next 12 months amount to about $18.6 million, inclusive of about $8.8 million of balloon repayments which may be refinanced. All our debt covenants are satisfied.”

Second Quarter 2015 Results:

For the second quarter of 2015, the Company reported total net revenues of $9.4 million representing a 2.8% decrease over total net revenues of $9.6 million during the second quarter of 2014. The Company reported net loss for the period of $3.3 million and a net loss attributable to common shareholders of $3.7 million, as compared to net loss of $5.0 million and $5.4 million respectively, for the second quarter of 2014. The results for the second quarter of 2015 include a $0.1 million unrealized gain on derivatives, a $0.1 million realized loss on derivatives, as compared to $0.2 million unrealized gain on derivatives, a $0.2 million realized loss on derivatives for the same period of 2014. Drydocking expenses amounted to $0.4 million during the second quarter of the year 2015 as three vessels underwent in-water surveys (in lieu of drydock) compared to three vessels that underwent drydocking during the second quarter of 2014 for a total amount of $1.3 million. Depreciation expenses for the second quarter of 2015 were $2.9 million compared to $3.0 million during the same period of 2014.  On average, 15.0 vessels were owned and operated during the second quarter of 2015 earning an average time charter equivalent rate of $7,127 per day compared to 14.4 vessels in the same period of 2014 earning on average $7,373 per day.

Adjusted EBITDA for the second quarter of 2015 was $(0.1) million compared to $(1.6) million achieved during the second quarter of 2014. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the second quarter of 2015 was $0.642 calculated on 5,784,0252 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.952 for the second quarter of 2014, calculated on 5,688,8122 basic and diluted weighted average number of shares outstanding.

Excluding the effect, on the loss attributable to common shareholders, for the quarter of the unrealized gain on derivatives and the realized loss on derivatives, the adjusted net loss per share attributable to common shareholders for the quarter ended June 30, 2015 would have been $0.652 per share basic and diluted compared to net loss of $0.942 per share basic and diluted for the quarter ended June 30, 2014. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2015 Results:

For the first half of 2015, the Company reported total net revenues of $17.6 million representing a 8.3% decrease over total net revenues of $19.1 million during the first half of 2014. The Company reported a net loss for the period of $8.7 million and a net loss attributable to common shareholders of $9.5, as compared to net loss of $7.2 million and $7.9 million respectively, for the first half of 2014. The results for the first half of 2015 include a $0.04 unrealized loss on derivatives, a $0.1 million realized loss on derivatives as compared to $0.3 million unrealized gain on derivatives, a $0.4 million realized loss on derivatives for the same period of 2014. Depreciation expenses for the first half of 2015 were $5.8 million compared to $5.8 million during the same period of 2014.  On average, 15.0 vessels were owned and operated during the first half of 2015 earning an average time charter equivalent rate of $6,823 per day compared to 14.2 vessels in the same period of 2014 earning on average $7,585 per day.

Adjusted EBITDA for the first half of 2015 was $(1.9) million compared to $(0.6) million achieved during the first half of 2014. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share attributable to common shareholders for the first half of 2015 was $1.642 respectively, calculated on 5,784,0252 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $1.52 for the first half of 2014, calculated on 5,244,6852 basic and diluted weighted average number of shares outstanding.

Excluding the effect, on the loss attributable to common shareholders, for the first half of 2015 of the unrealized loss on derivatives, realized loss on derivatives, the adjusted net loss per share attributable to common shareholders for the six-month period ended June 30, 2015 would have been $1.622 compared to loss of $1.482 per share basic and diluted for the same period in 2014. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of August 1, 2015 is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
Vessels in the water
EIRINI P	Panamax	76,466		2004	TC ‘til Nov-15	103% of average BPI 4TC
PANTELIS	Panamax	74,020		2000	TC ‘til July-16	100.5% of average BPI 4TC
ELENI P	Panamax	72,119		1997	TC ‘til Jan-16	97% of average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘till Sep-15	$8,500
MONICA P	Handymax	46,667		1998	TC ‘til Sep-15	$9,500
Vessels under construction(*)
Hull Number YZJ 1116	Kamsarmax	82,000		2015	4 year TC starting at delivery + 1 year at charterer’s option	$14,100 Option @ $14,350
Hull Number YZJ 1153	Kamsarmax	82,000		2016	N/A
Hull Number DY 160	Ultramax	63,500		2015	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Total Dry Bulk Vessels	9	629,540
Container Carriers
EVRIDIKI G	Intermediate	34,677	2,556	2001	TC 'till Feb-16	$13,500
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Oct -15	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Sep-15	$9,800
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Nov-15	$9,500
CAPTAIN COSTAS	Handy size	30,007	1,742	1992	TC 'till Aug 16,2015, then open	$7,750 -
JOANNA	Handy size	22,301	1,732	1999	TC 'till Sep-15	$10,450
MARINOS	Handy size	23,596	1,599	1993	TC 'till Oct-15	$11,200
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘till Nov-15	$7,300
NINOS	Feeder	18,253	1,169	1990	TC ‘til Jul-16	$11,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Nov-15	$10,000
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	19	892,528	17,587

Note:  (*) Vessels are scheduled to be delivered in the fourth quarter of 2015 (one Ultramax and one Kamsarmax), the first quarter of 2016 (the second Ultramax) and the fourth quarter of 2016 (the second Kamsarmax). It is expected that all vessels will be delivered in 2016.

Summary Fleet Data:

	3 Months Ended June 30, 2014	3 Months Ended June 30, 2015	6 Months Ended June 30, 2014	6 Months Ended June 30, 2015
FLEET DATA
Average number of vessels (1)	14.40	15.00	14.20	15.00
Calendar days for fleet (2)	1,310	1,365	2,570	2,715
Scheduled off-hire days incl. laid-up (3)	64.25	20.48	64.25	47.08
Available days for fleet (4) = (2) - (3)	1,246	1,345	2,506	2,668
Commercial off-hire days (5)	6.67	21.14	6.67	91.14
Operational off-hire days (6)	3.66	1.92	5.94	3.62
Voyage days for fleet (7) = (4) - (5) - (6)	1,235	1,321	2,493	2,573
Fleet utilization (8) = (7) / (4)	99.2%	98.3%	99.5%	96.4%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.5%	98.4%	99.7%	96.6%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	99.9%	99.8%	99.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,373	7,127	7,585	6,823
Vessel operating expenses excl. drydocking expenses (12)	5,708	5,563	5,628	5,711
General and administrative expenses (13)	741	582	771	631
Total vessel operating expenses (14)	6,449	6,145	6,398	6,342
Drydocking expenses (15)	982	324	525	365

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

As announced, tomorrow, Wednesday, August 12, 2015 at 9:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A replay of the conference call will be available until August 19, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Second Quarter and First Half 2015 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues
Voyage revenue	10,081,816	9,846,372	20,048,813	18,474,782
Related party revenue	60,000	60,000	120,000	120,000
Commissions	(502,688)	(537,786)	(1,030,826)	(1,044,290)
Net revenues	9,639,128	9,368,586	19,137,987	17,550,492

Operating expenses
Voyage expenses	1,002,655	432,570	1,138,951	918,433
Vessel operating expenses	6,238,260	6,545,949	12,036,879	13,384,584
Drydocking expenses	1,286,807	442,758	1,372,211	989,309
Depreciation	2,972,497	2,890,476	5,825,417	5,780,952
Management fees	1,238,792	1,047,540	2,430,598	2,122,035
Other general and administrative expenses	970,903	794,144	1,978,792	1,712,085
Total operating expenses	13,709,914	12,153,437	24,782,848	24,907,398

Operating loss	(4,070,786)	(2,784,851)	(5,644,861)	(7,356,906)

Other income/(expenses)
Interest and finance cost	(487,781)	(363,848)	(957,923)	(849,384)
(Loss) / gain on derivatives, net	(54,211)	38,539	(95,865)	(165,272)
Other investment income	237,500	282,625	475,000	565,250
Foreign exchange gain / (loss)	(702)	(2,188)	404	33,462
Interest income	145,653	4,233	255,269	22,205
Other (expenses) / income, net	(159,541)	(40,639)	(323,115)	(393,739)
Equity loss in joint venture	(786,770)	(476,658)	(1,262,204)	(955,540)
Net loss	(5,017,097)	(3,302,148)	(7,230,180)	(8,706,185)
Dividend Series B Preferred shares	(387,055)	(406,773)	(651,416)	(808,524)
Net loss attributable to common shareholders	(5,404,152)	(3,708,921)	(7,881,596)	(9,514,709)
Loss per share, basic and diluted	(0.95)	(0.64)	(1.50)	(1.64)
Weighted average number of shares, basic and diluted	5,688,812	5,784,025	5,244,685	5,784,025

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2014	June 30, 2015

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	25,411,420	15,667,761
Trade accounts receivable	2,189,986	1,204,115
Other receivables, net	844,720	679,497
Inventories	1,758,930	1,463,280
Restricted cash	294,093	291,962
Prepaid expenses	348,231	456,380
Total current assets	30,847,380	19,762,995

Fixed assets:
Vessels, net	111,150,227	105,369,275
Advances for vessels under construction	15,687,490	22,428,693
Long-term assets:
Restricted cash	7,700,000	5,200,000
Deferred charges, net	335,621	673,293
Other Investments	6,183,800	6,749,050
Investment in joint venture	18,674,094	17,718,554
Total long-term assets	159,731,232	158,138,865
Total assets	190,578,612	177,901,860

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	19,512,000	18,556,000
Trade accounts payable and accrued expenses	3,430,780	4,298,698
Deferred revenue	803,649	730,889
Due to related company	1,145,808	558,069
Derivatives	297,992	147,388
Total current liabilities	25,190,229	24,291,044

Long-term liabilities:
Long term debt, net of current portion	34,745,000	31,265,000
Derivatives	779	187,328
Total long-term liabilities	34,745,779	31,452,328
Total liabilities	59,936,008	55,743,372

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 32,140 and 32,949 shares issued and outstanding, respectively)	30,440,100	31,248,624

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 5,715,731 and 5,784,025 issued and outstanding)	171,472	173,521
Additional paid-in capital	268,374,336	268,594,355
Accumulated deficit	(168,343,304)	(177,858,012)
Total shareholders' equity	100,202,504	90,909,864
Total liabilities and shareholders' equity	190,578,612	177,901,860

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015

Cash flows from operating activities:
Net loss	(7,230,180)	(8,706,185)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	5,825,417	5,780,952
Amortization of deferred charges	61,978	75,052
Loss in investment in joint venture	1,262,204	955,540
Share-based compensation	286,468	222,068
Unrealized (gain) / loss on derivatives	(341,902)	35,945
Other investment income accrued	(475,000)	(565,250)
Changes in operating assets and liabilities	3,541,086	1,406,873
Net cash provided by / (used in) operating activities	2,930,071	(795,005)

Cash flows from investing activities:
Vessel acquisition and advances for vessels under construction	(33,230,898)	(6,741,203)
Change in restricted cash	(131,644)	2,502,131
Net cash used in investing activities	(33,362,542)	(4,239,072)

Cash flows from financing activities:
Proceeds from issuance of common stocks, net	14,550,000	-
Proceeds from issuance of preferred stocks, net	29,700,000	-
Loan fees paid	(260,000)	(245,300)
Offering expenses paid	(366,857)	(28,282)
Proceeds from long term debt	23,300,000	5,000,000
Repayment of long-term debt	(9,506,000)	(9,436,000)
Net cash provided by / (used in) financing activities	57,417,143	(4,709,582)

Net increase / (decrease) in cash and cash equivalents	26,984,672	(9,743,659)
Cash and cash equivalents at beginning of period	11,400,237	25,411,420
Cash and cash equivalents at end of period	38,384,909	15,667,761

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By (Used In) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Net loss	(5,017,097)	(3,302,148)	(7,230,180)	(8,706,185)
Interest and finance costs, net (incl. interest income)	342,128	359,615	702,654	827,179
Depreciation	2,972,497	2,890,476	5,825,417	5,780,952
Unrealized and realized loss / (gain) on derivatives, net	54,211	(38,539)	95,865	165,272
Adjusted EBITDA	(1,648,261)	(90,596)	(606,244)	(1,932,782)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Net cash flow provided by / (used in) operating activities	3,164,759	666,233	2,930,071	(795,005)
Changes in operating assets / liabilities	(4,651,269)	(818,501)	(3,541,086)	(1,406,873)
Loss on derivatives (realized)	216,946	50,845	437,767	129,327
Equity loss in joint venture and Other investment income, net	(549,270)	(194,033)	(787,204)	(390,290)
Share-based compensation	(140,428)	(117,229)	(286,468)	(222,068)
Interest, net	311,001	322,089	640,676	752,127
Adjusted EBITDA	(1,648,261)	(90,596)	(606,244)	(1,932,782)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Net loss	(5,017,097)	(3,302,148)	(7,230,180)	(8,706,185)
Unrealized (gain) / loss on derivatives	(162,735)	(89,384)	(341,902)	35,945
Realized loss on derivatives	216,946	50,845	437,767	129,327
Adjusted net loss	(4,962,886)	(3,340,687)	(7,134,315)	(8,540,913)
Preferred dividends	(387,055)	(406,773)	(651,416)	(808,524)
Adjusted net loss attributable to common shareholders	(5,349,941)	(3,747,460)	(7,785,731)	(9,349,437)
Adjusted net loss per share, basic and diluted	(0.94)	(0.65)	(1.48)	(1.62)
Weighted average number of shares, basic and diluted	5,688,812	5,784,025	5,244,685	5,784,025

“Adjusted net loss” and “Adjusted net loss per share” Reconciliation:

Euroseas Ltd. considers “Adjusted net loss” to represent net loss before gain / loss on derivatives. “Adjusted net loss” and “Adjusted net loss per share” is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, which items may significantly affect results of operations between periods.

“Adjusted Net loss” and “Adjusted net loss per share” do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company's definition of “Adjusted net loss” and “Adjusted net loss per share” may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships. Euroseas` 5 drybulk carriers have a total cargo capacity of 338,540 dwt, its 10 containerships have a cargo capacity of 17,587 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 629,540 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 11, 2015	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer